April 25, 2007
VIA EDGAR & HAND DELIVERY
Michael Pressman
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Consolidated Capital Institutional Properties/2
Schedule TO filed on March 30, 2007 — File No. 5-51797

Shelter Properties II Ltd. Partnership
Schedule TO filed on March 30, 2007 — File No. 5-44517

Angeles Income Properties Ltd. II
Schedule TO filed on March 30, 2007 — File No. 5-53919

Angeles Income Properties Ltd. 6
Schedule TO filed on April 2, 2007 — File No. 554489

Century Properties Fund XIV
Schedule TO filed on March 30, 2007 — File No. 5-44267

Shelter Properties V Ltd. Partnership
Schedule TO filed on April 2, 2007 — File No. 5-44523

Angeles Partners XII
Schedule TO filed on April 4, 2007 — File No. 5-50745

Consolidated Capital Institutional Properties
Schedule TO filed on April 4, 2007 — File No. 5-47009

Dear Mr. Pressman:
     On behalf of AIMCO Properties, L.P. (“Aimco OP”), Apartment Investment and Management Company (“Aimco”), AIMCO-GP, Inc. (“Aimco-GP” and, together with Aimco-OP and Aimco, the “Filing Persons”), we are responding to the comments in your letter, dated April 12, 2007, regarding the above-referenced filings.
     As requested, set forth below are each of the comments included in your April 12, 2007 letter, followed by the Filing Persons’ response thereto.

Securities and Exchange Commission
April 25, 2007

General
1.	It appears that your offer, as currently structured, is inconsistent with Section 14(d)(6) of the Securities Exchange Act and Rule 14d-8. Please advise.

Response: We do not think the offer is inconsistent with Section 14(d)(6) or Rule 14d-8. Section 14(d)(6) and Rule 14d-8 were adopted to prevent an offeror from accepting securities on a “first come, first serve” basis, which might unfairly coerce security holders to tender. These rules mandate proration as a means to prevent such coercion. However, there is nothing in Section 14(d)(6) or Rule 14d-8 that prohibits an alternative use of proration.

Although proration is an element of the structure of our offer, it is utilized very differently than the circumstances contemplated by Section 14(d)(6) or Rule 14d-8. Both Section 14(d)(6) and Rule 14d-8 contemplate an offer for a fixed number of securities that constitute less than the total number outstanding. Our offer is somewhat different. There is no fixed number of units that Aimco OP is seeking to purchase. Aimco OP is offering to purchase all properly tendered limited partnership units unless the purchase of such units would result in a “Rule 13e-3 transaction,” within the meaning of the Securities Exchange Act of 1934, or there being less than 320 limited partners. In either case, Aimco OP would purchase 99% of the total number of limited partnership units properly tendered by each unitholder. This offer has none of the coercive intent or effect that Section 14(d)(6) or Rule 14d-8 were intended to address. All unitholders are treated the same, regardless of when they tender their units.

This offer structure has a number of advantages over alternative offer structures:
•	Reduces Compliance Costs Associated with Rule 13e-3 — Without our proration structure, an offer for any and all outstanding units would require compliance with Rule 13e-3, which would impose significant additional costs on the offeror. These costs might make the offeror less inclined to make such an offer, or might reduce the price the offeror would otherwise be willing to pay. Either way, it diminishes the opportunity for investors to liquidate their investment.

•	Investors are Assured of Continued SEC Reporting — Without our proration structure, if the offer resulted in fewer than 300 unitholders, the issuer could terminate its registration under the Securities Exchange Act of 1934, and stop filing reports with the SEC. Investors have no ability to predict the success of such an offer. They, therefore, have no way of assessing whether or not the issuer will continue to file Exchange Act reports after the offer is completed. This might put pressure on an investor to tender his or her securities (to avoid retaining an investment in a non-reporting entity) in response to an offer that the investor would not otherwise have been inclined to accept.

•	Investors Are Assured That They Can Dispose of at Least 99% of their Tendered Units — If an offer was made for a small number of units so that it could not be considered a “going private” transaction, investors would be subject to the risks of

Securities and Exchange Commission
April 25, 2007

proration in accordance with Rule 14d-8. If the offer were oversubscribed, it would deprive some unitholders of an opportunity to sell units on terms that they believe are favorable. In addition, investors would be unable to predict what percentage of their units would be accepted in the offer. As a result, it would be difficult for the investor to determine how many securities to tender in order to result in the desired amount being sold. Alternatively, if an offer was made for any and all units, subject to a condition that there be at least 320 holders after completion of the offer, there would be a risk that investors might not be able to sell any of their units. In the current offer, each unitholder is assured that at least 99% of the units he or she tenders will be accepted.
Schedule TO
Item 10

2.	It does not appear that your offer, as currently structured, constitutes an offer for all of the securities of the subject class and, accordingly, does not satisfy Instruction 2 of Item 10 of Schedule TO with respect to each offer. Please revise to include the required financial information.

Response: Instruction 2 of Item 10 of Schedule TO states that financial statements will not be considered material when the offer is for all outstanding securities of the subject class or the offerer is a public reporting company. Though the tender offer is not for all of the outstanding securities, Aimco OP is a public reporting company under Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, we believe that we satisfy Instruction 2 of Item 10 of Schedule TO.
Offer Materials
Summary Term Sheet, page 1
The Settlement Fund
          Acceptance for Payment and payment for Units
3.	Refer to the final paragraph of this section. Please revise to confirm that to the extent you assign AIMCO Properties, L.P.’s right to purchase tendered securities to one or more of your affiliates not currently identified as a filing person while the current offer remains ongoing, you must revise your offer materials to include those affiliates as filing persons and signatories on your Schedule TO.

Response: If Aimco OP assigns the right to purchase the tendered limited partnership units to an affiliate that is not currently identified as a filing person while the current offer remains ongoing, we will revise our offer materials accordingly and will include those affiliates as filing persons and signatories on the relevant Schedule TO.

Securities and Exchange Commission
April 25, 2007

          Conditions to the offer, page 48
4.	Refer to the first bullet point. Please explain how, given the relatively small threshold dollar amounts, the bidders will determine whether the condition has been triggered. In that regard, it appears that amounts are so small as to render the offer potentially illusory.

Response: In lieu of the dollar amounts, we propose to revise the definition of “Material Adverse Effect” to be a change or changes that, individually or in the aggregate, would result in an adverse effect on net operating income of more than 10% per year, or a decrease in partners’ capital (or an increase in partners’ deficit) that exceeds 10% of total assets. The threshold will now be proportional to the net operating income and assets of the entity. We think this defines Material Adverse Effect in a way that the bidder will be able to determine if the condition has been triggered.

5.	In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase “regardless of the circumstances giving rise to such conditions” implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise in accordance with our position.

Response: The referenced phrase is not intended to allow the Filing Persons to trigger a condition to the offer. We propose to revise the disclosure to read as follows: “regardless of the circumstances giving rise to such conditions; provided, however, that we may not assert a condition which has not been satisfied solely as a result of our own actions or inactions.”
     We would appreciate your prompt attention to this letter. Please do not hesitate to contact the undersigned at (213) 687-5396 if you have any questions or comments regarding this letter.
Very truly yours,
/s/ Jonathan L. Friedman
Jonathan L. Friedman

cc:	Martha Long — Apartment Investment and Management Company Derek McCandless, Esq. — Apartment Investment and Management Company